Exhibit 99.17

The “Shell” Transport and Trading Company, p.l.c.

Extraordinary General Meeting — cream admission form
Holders of Second Preference Shares

How to get to ExCeL, 1 Western Gateway,

Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Extraordinary General Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Extraordinary General Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Extraordinary General Meeting.

The “Shell” Transport and Trading Company, p.l.c.

Cream form of proxy for use by holders of second preference shares at the Extraordinary General Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your proxy appointment electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

Completion of this form will not preclude you from attending and voting at the Extraordinary General Meeting.

By filling in and returning this form, I/we appoint (see note 3 overleaf)

(Insert the proxy’s name in BLOCK CAPITALS — Do not insert your own name(s)).or the Chairman of the Extraordinary General Meeting (in which case leave the line above blank)

as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting of the Company or any adjourned meeting. The Extraordinary General Meeting will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on June 28, 2005 at 12.10 pm, or after the preceding Court Meeting has been concluded or adjourned. Your proxy will vote on your behalf on the Special Resolutions referred to in the Notice of Extraordinary General Meeting dated May 19, 2005 as indicated by you.

Please indicate your instructions to your proxy by marking the appropriate box in black ink like this:

Please mark this box if signing on behalf of the shareholder under a power of attorney or as a duly authorised officer of a corporation (see note 5 overleaf).

Vote
Special Resolutions	For	Against	Withheld
1. Cancellation of the First Preference Shares
2. Cancellation of the Second Preference Shares
3. Scheme of Arrangement

Signature

Date

2005

If you do not indicate how you would like your proxy to vote, he or she may vote or abstain from voting on the Special Resolutions as he or she thinks fit.

Your proxy may vote or abstain from voting on a resolution as he or she sees fit in connection with any changes to the Scheme or any other business that may properly come before the Extraordinary General Meeting.

Notes on filling in your form of proxy

1. As a holder of second preference shares in The “Shell” Transport and Trading Company, p.l.c., you have the right to go to, speak at and vote at the Extraordinary General Meeting. If you cannot or do not want to go to the meeting, but still want to vote, you can appoint someone to got to the meeting and vote instead of you. That person is known as a “proxy”. You can use this form to appoint the Chairman of the meeting or someone else as your proxy. A proxy may only vote on a poll (not on a show of hands).

2. Your proxy does not have to be a shareholder of The “Shell” Transport and Trading Company, p.l.c.. However, if your proxy is not a shareholder, he or she is not entitled to speak at the meeting unless the Chairman allows them to speak.

3. If you want to appoint the Chairman as your proxy, leave the space overleaf blank. If you want to appoint someone other than the Chairman as your proxy, give that person’s name in the space overleaf and cross out the words ‘or the Chairman of the Extraordinary General Meeting’. A proxy must attend the meeting in person to represent you. If neither you nor your proxy attend the meeting no votes will be cast in respect of your second preference shares.

4. In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of the joint holding.

5. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company’s seal or be signed on its behalf by an officer, attorney or other person authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6. For the proxy named in this form to act for you, your completed form must be received by Lloyds TSB Registrars by 12 noon on June 26, 2005, or (as the case may be) at least 48 hours before any adjourned meeting.

          Your form is already printed with the reply-paid address on the reverse. Simply complete the form, tear off the return section and put the form in the post. For those shareholders who prefer, the form may be returned in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex, BN99 6AG England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate).

          If your form arrives late, it will not be valid and will not replace any earlier form of proxy we have received. We cannot accept forms of proxy returned by fax.

7. Entitlement to attend and vote at the meeting or at any adjourned meeting and the number of votes you can cast, will be determined by reference to the shareholder register at 6 pm on June 26, 2005 or, if the meeting is adjourned, 6 pm on the day two days immediately preceding the date fixed for such adjourned meeting.

8. If you send a form of proxy, you can still go to the meeting and vote.

9. If we receive more than one form of proxy from the same shareholder, we will accept the last one.

RESPONSE LICENCE No.

SEA 7140

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AG